UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Subject Company)
WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.10 stated value per share
(Title of Class of Securities)
963801105
(CUSIP Number of Class of Securities)
Gerald R. Dinkel
President and Chief Executive Officer
White Electronic Designs Corporation
3601 East University Drive
Telephone (602) 437-1520
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Roger A. Derse
Chief Financial Officer
White Electronic Designs Corporation
3601 East University Drive
Telephone (602) 437-1520
Franc Del Fosse
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren
Phoenix, AZ 85004
Telephone (602) 382-6000
Fax (602) 382-6070
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the subject company is White Electronic Designs Corporation, an Indiana corporation (the “Company”). The address of the Company’s principal executive offices is 3601 E. University Drive, Phoenix, Arizona 85034, and the telephone number at such address is (602) 437-1520.
     (b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates is the Company’s common stock, $0.10 stated value per share (the “Shares”). As of August 7, 2009, there were 22,940,196 Shares issued and outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Business Address of Person Filing this Statement. The Company is the person filing this Statement. The Company’s name, business address and business telephone number are set forth in Item 1(a) above.
     (b) Tender Offer. This Statement relates to the tender offer by Desert Equity LP, a Delaware limited partnership (“Purchaser”) pursuant to which Purchaser has offered to purchase up to a total of 3,740,000 Shares for $4.25 per Share (the “Offer Price”), net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2009 by Purchaser.
     According to the Schedule TO, the business address of Purchaser is 5506 Worsham Court, Windermere, Florida 34786 and its business telephone at such address is (407) 909-8015.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser or its respective executive officers, directors or affiliates.
     Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser or its respective executive officers, directors or affiliates, is included in excerpts from the Company’s Definitive Proxy Statement, filed with the SEC on April 9, 2009 (the “2009 Proxy Statement”), relating to the 2009 Annual Meeting of Shareholders, which is incorporated herein by reference and attached hereto as Exhibit (e)(1).
     The Purchaser is controlled by its sole general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”). Brian R. Kahn, the Chairman of the Company’s Board of Directors (the “Board”), is the sole member and manager of Desert Management. Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), has committed to provide the Purchaser with the funds necessary to purchase shares tendered in the Offer. Brian R. Kahn founded and has served as the investment manager of Caiman Partners since its inception in August 2003. Caiman

Partners focuses on public and private market investments in the consumer, manufacturing and defense industries. Caiman Partners is controlled by its general partner, Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”). Caiman Capital is controlled by its managing general partner, Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”). Caiman Management is controlled by its managing member, Brian R. Kahn.
     Brian R. Kahn joined the Company’s Board on February 9, 2009 and has served as the Chairman of the Board since June 15, 2009. Mr. Kahn has served (i) on the Board’s Compensation Committee and Corporate Governance and Nominating Committee since February 9, 2009, and (ii) on the Board’s Operations Review Committee since July 1, 2009. Mr. Kahn served on the Board’s Strategic Alternatives Committee from February 9, 2009 until June 9, 2009. The Company pays Mr. Kahn (i) $8,000 per quarter for serving on the Board, (ii) $11,000 per quarter for serving as the Chairman of the Board, (iii) $500 per quarter for serving on the Board’s Compensation Committee, (iv) $500 per quarter for serving on the Board’s Corporate Governance and Nominating Committee, (v) $1,250 for each quarterly Board meeting attended, (vi) $500 for each special Board meeting attended (including committee meetings), and (vii) reimbursement for related travel expenses.
     As a newly appointed member of the Board, on February 9, 2009 (the date Mr. Kahn joined the Company’s Board), Mr. Kahn received an automatic initial grant of 15,000 shares of restricted stock pursuant to, and subject to all the terms and conditions of, the Company’s 2006 Director Restricted Stock Plan (the “Stock Plan”). On May 7, 2009 (the date of the Company’s 2009 Annual Shareholder Meeting), Mr. Kahn received an automatic grant of 7,500 shares of restricted stock pursuant to, and subject to all the terms and conditions of, the Stock Plan. Pursuant to the Stock Plan, until the Company’s 2015 annual shareholder meeting, and for so long as (i) Mr. Kahn is a member of the Board and not an employee of the Company or a subsidiary of the Company and (ii) the Board does not terminate the Stock Plan, Mr. Kahn will receive 7,500 shares of restricted stock per year on the date of the Company’s annual shareholder meeting.
     Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries and the Purchaser or its respective executive officers, directors or affiliates, is provided under the caption “Background of the Offer” in Item 4(b)(i) of this Statement.
     The Depositary for the Offer is American Stock Transfer & Trust Company, LLC (“American Stock Transfer”). American Stock Transfer also is the Company’s designated transfer agent for its shares. The Company has not participated in and takes no responsibility for the Offer.
     If the Company’s directors and executive officers, other than Mr. Kahn, were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of August 18, 2009, the Company’s directors and executive officers, excluding Mr. Kahn, owned an aggregate of 134,500 Shares and if such directors and executive officers were to tender all of their Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser, the directors and executive officers, excluding Mr. Kahn, would receive an aggregate of $571,625 in cash.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     (a) Solicitation or Recommendation. The Board is expressing no opinion to the Company’s shareholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of the Company’s shareholders, and is not making a recommendation regarding whether the Company’s shareholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares. Mr. Kahn,

Chairman of the Board, has conflicts of interest in the Offer (as described in Item 3 above) and abstained from voting with respect to the determination by the Board as to the Company’s position with respect to the Offer and recused himself with respect to any Board deliberations on these matters. Accordingly, when we discuss the Board considerations, recommendations, deliberations or decisions with respect to the Offer in this Item 4, Mr. Kahn was not part of such decision-making processes or conclusions.
     The Board has determined that a Company shareholder’s decision whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board urges each Company shareholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Board also urges each shareholder to consult with its financial and tax advisors regarding the Offer.
     (b) Background of the Offer; Reasons for Recommendation.
          (i) Background of the Offer.
     In March 2008, the Company announced it was evaluating strategic alternatives available to the Company, and on August 28, 2008, the Company announced that it had formed a special committee to review all such strategic alternatives.
     On August 29, 2008, Brian R. Kahn sent a letter to the Chairman of the Company’s Board at that time to offer his assistance to the Board’s special committee in evaluating possible strategic alternatives for the Company and to suggest that Mr. Kahn be appointed to the Company’s Board. On September 25, 2008, Mr. Kahn offered, solely on behalf of Kahn Capital Management, LLC, a Delaware limited liability company (“KCM”), to acquire all of the Company’s outstanding shares at a purchase price representing a 28% premium over the per share closing price ($4.73) on September 24, 2008. On November 26, 2008, after not receiving a response to its offer, KCM sent a letter notifying the Company that it was withdrawing its offer to acquire all of the Company’s outstanding shares effective immediately.
     On December 11, 2008, the Wynnefield Group (as defined below) and the Caiman Group (as defined below) (collectively, the “Group”) filed a Schedule 13D with the SEC disclosing that the Group intended to conduct a proxy solicitation seeking to elect five director candidates (the “Director Nominees”) to fill the four seats up for re-election at the Company’s annual meeting of shareholders in 2009 (the “2009 Annual Meeting”), plus the one vacancy that existed on the Company’s Board. According to the Schedule 13D, the “Wynnefield Group” included Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus, and Joshua H. Landes. The “Caiman Group” included Caiman Partners, Caiman Capital, Caiman Management, and Mr. Kahn.
     On December 8, 2008, WCI, on behalf of the Wynnefield Group, and Caiman Partners, on behalf of the Caiman Group, entered into a written voting agreement (the “Voting Agreement”). Under the Voting Agreement, each member of the Group agreed to (i) attend the 2009 Annual Meeting in person or by proxy, such that all shares beneficially owned by each member of the Group were represented at the 2009 Annual Meeting, (ii) vote such shares at the 2009 Annual Meeting, in person or by proxy, in favor of the election of the Director Nominees, and (iii) vote as set forth in the Voting Agreement with respect to other actions.
     Each member of the Group also entered into a Joint Filing Agreement, dated as of December 8, 2008 (the “Joint Filing Agreement”), pursuant to which they agreed to jointly file the Schedule 13D and any and all amendments and supplements thereto with the SEC.
     On January 9, 2009, the Group filed a Preliminary Proxy Statement with the SEC to solicit the Company’s shareholders’ proxies for the 2009 Annual Meeting (i) in support of electing the Director Nominees to serve as directors of the Company until the next annual meeting or until their respective successors had been duly elected and qualified, and (ii) to consider and act upon such other matters as may have properly come before the 2009 Annual Meeting or any adjournments, postponements or continuations thereof.
     On February 10, 2009, the Group filed Amendment No. 2 to the Schedule 13D originally filed by the Group with the SEC on December 11, 2008. Amendment No. 2 disclosed that, on February 4, 2009, the Group and the Company jointly issued a press release announcing that they had entered into an agreement settling the Groups’ pending proxy solicitation with respect to the election of directors at the Company’s 2009 Annual Meeting. The settlement agreement (the “Settlement Agreement”), dated February 4, 2009, was entered into by and among the Company, Wynnefield Partners (and its affiliates), Caiman Partners (and its affiliates), KCM (Wynnefield Partners, Caiman Partners and KCM are collectively referred to as the “Settlement Parties”), and, solely with respect to Section 8(b) of the Settlement Agreement in each of their respective capacities as shareholders, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (collectively, the “Shareholder Parties”). Pursuant to the terms of the Settlement Agreement, the Company agreed to expand its Board from five to seven directors and to appoint two of the Settlement Parties’ nominees, Melvin L. Keating and Brian R. Kahn, to the Board.
     The Settlement Agreement also provided that (i) at the 2009 Annual Meeting, the Company would seek shareholder approval to amend its charter to enable shareholders representing more than 50% of the Company’s outstanding shares to amend the Company’s bylaws; (ii) the Company would amend its bylaws to provide that shareholders representing at least 30% of the Company’s outstanding shares may call a special meeting of the Company’s shareholders; and (iii) the Board’s Compensation Committee would examine and consider the use of performance-based criteria with respect to future equity awards and grants.
     The Settlement Agreement also prohibited the Settlement Parties from purchasing or otherwise acquiring beneficial ownership of any shares or other Company securities, if immediately after such purchase or acquisition, (i) Wynnefield Partners (and its affiliates) would, in the aggregate, beneficially own more than 9.9% of the Company’s outstanding shares or (ii) KCM and Caiman Partners (and its affiliates) would, in the aggregate, collectively beneficially own more than 9.9% of the Company’s outstanding shares.
     The Settlement Agreement further provided that the Settlement Parties would (i) terminate their proxy solicitation and withdraw their proposed slate of Director Nominees for election at the 2009 Annual Meeting, and (ii) vote all of their shares in favor of the Board’s nominees at the 2009 Annual Meeting. The Settlement Parties also agreed to certain standstill provisions until the Company’s 2010 annual meeting of shareholders.
     On February 9, 2009, Messrs. Kahn and Keating were appointed to the Company’s Board. Mr. Kahn was further appointed to the Board’s Strategic Alternatives Committee, Corporate Governance and

Nominating Committee, and Compensation Committee. Mr. Keating was appointed to the Board’s Audit Committee and Operations Committee.
     Following the execution of the Settlement Agreement and the appointment of Messrs. Kahn and Keating to the Company’s Board, the Wynnefield Group and the Caiman Group ceased to be a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Group entered into an agreement dated as of February 10, 2009, pursuant to which their respective obligations under the Voting Agreement and the Joint Filing Agreement were terminated.
     On June 15, 2009, Mr. Kahn was elected as Chairman of the Board.
     On August 7, 2009, the Board approved the termination of the Rights Agreement between the Company and American Stock Transfer, as Rights Agent, dated December 6, 1996, as amended (the “Rights Agreement”) and the Company entered into an amendment to the Rights Agreement with American Stock Transfer which had the effect of terminating the Rights Agreement effective August 11, 2009. The Rights Agreement is commonly referred to as a “poison pill” and certain distribution rights associated with this poison pill were triggered upon, among other events, the announcement of the intention to acquire or the acquisition of 15% or more of the Company’s common stock.
     On August 13, 2009, the Company, the Settlement Parties and the Shareholder Parties entered into Amendment No. 1 to the Settlement Agreement (the “Settlement Amendment”). The Settlement Amendment amended the Settlement Agreement to allow for the acquisition of shares by Mr. Kahn, Caiman Partners (and its affiliates), and KCM (collectively, the “Kahn Entities”) pursuant to a single tender offer to all of the Company’s shareholders, wherein, after the tender offer, the Kahn entities may collectively own (after aggregating all ownership whether acquired before or after the tender offer) up to 19.99% of the issued and outstanding shares. In addition, the Settlement Amendment states that the Kahn Entities (i) agree to vote, at the Company’s 2010 annual shareholders’ meeting, all shares beneficially owned by them for each of the Company’s nominees for election to the Company’s Board, and (ii) will cause their respective officers, directors, employees, representatives and agents to vote any shares beneficially owned by them in connection with any matter or proposal submitted to a vote of the Company’s shareholders as recommended by a majority of the members of the Board.
     The foregoing summaries of the Settlement Agreement and Settlement Amendment are qualified in their entirety by reference to the Settlement Agreement and Settlement Amendment, which are filed herewith as Exhibit (e)(2) and (e)(3), respectively and are incorporated herein by reference.
          (ii) Reasons for the Recommendation.
     In evaluating the Offer and determining to express no opinion to the Company’s shareholders and to remain neutral with respect to the Offer, the Board believed that the certain significant factors which were in favor of the Board expressing no opinion to the Company’s shareholders and remaining neutral with respect to the Offer included, among other things, the following:
•	No Obligation to Tender. The Board considered that there is no obligation on behalf of any shareholder to tender and each shareholder can make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all available information.

•	Investment Intent of Purchaser. The Board considered that Purchaser has indicated that it is acquiring the shares for investment purposes with a view towards making a profit and not for the purpose of acquiring control over or influencing the business of the Company. The

Purchaser has indicated that it does not have any current plans, proposals or negotiations that would result in: (1) any extraordinary transaction involving the Company, such as a merger, reorganization or liquidation; (2) any purchase, sale or transfer of a material amount of the assets of the Company; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present Board or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contracts of any executive officers; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company’s to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or (7) any class of equity securities of the Company’s becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.
•	Personal Considerations. The Board believes that each shareholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the Board suggests may be relevant to this decision include, among other things:
•	The shareholder’s need for liquidity or diversification of its investment portfolio;

•	Other investment opportunities available to the shareholder;

•	The shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and

•	The tax and accounting consequences to the shareholder of participating in the Offer.
     The foregoing discussion of the information and factors considered by the Board in connection with its recommendation addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole.
     (c) Intent to Tender.
     To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by them pursuant to the Offer.
ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders in connection with the Offer.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     No transactions in the Shares have been effected during the past sixty (60) days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Subject Company Negotiations. The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
     (b) Transactions and Other Matters. There are no transactions, resolutions of the Board, agreements in principle or signed contracts that have been entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph of this Item 7.
ITEM 8. ADDITIONAL INFORMATION.
     Indiana’s Business Combination Statute. Indiana’s Business Combination Statute (IC 23-1-43) prohibits, for a period of five years after the date a person becomes an “interested shareholder” (as defined in the statute), any “business combination” (as defined in the statute) between a “resident domestic corporation” (as defined in the statute) and the interested shareholder, unless either (i) the proposed business combination, or (ii) the acquisition of voting power that made the person an interested shareholder, was approved by the resident domestic corporation’s board of directors before the date such person became an interested shareholder. On August 7, 2009, the disinterested members of the Board approved Mr. Kahn’s (and his related entities’) acquisition of the Shares pursuant to the Offer, therefore the acquisition of the Shares pursuant to the Offer will not cause Indiana’s Business Combination Statute to restrict any business combination between the Company and any of the Purchaser, Desert Management, or Mr. Kahn.
     Other State Takeover Laws. Arizona has an Anti-Takeover Act, A.R.S. §§ 10-2701 to 2743, which purports to regulate the activities of “issuing public corporations” (as defined in the statute) which are incorporated in Arizona or have their principal place of business or their principal executive office located in Arizona. The Company is headquartered in Arizona and maintains its principal executive office in Arizona. Among other things, this statute seeks to regulate shares (by eliminating voting rights and prohibiting business combinations) that are acquired in excess of threshold ranges of voting power unless otherwise approved by shareholders or acquired in compliance with other requirements. Based on recent caselaw, it is unclear how this Arizona statute would be applied to the Company given constitutional challenges that have been successful in striking down similar laws in other states.
     Other than the foregoing, the Company is not aware of any fair price, moratorium, control share acquisition or other form of antitakeover statute, rule or regulation of any state or jurisdiction that applies to the Offer.
     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.
ITEM 9. EXHIBITS.

Exhibit No.	Document

(a)(1)	Letter to the Company’s shareholders dated August 31, 2009*
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Shareholders as filed with the SEC on April 9, 2009**
(e)(2)	Shareholder Agreement dated February 4, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed February 11, 2009)
(e)(3)	Amendment No. 1 to Shareholder Agreement dated February 4, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed August 14, 2009)
(g)	Not applicable

*	Filed herewith and included in copies mailed to shareholders of the Company.

**	Filed herewith, a copy of which shall be furnished to any shareholder upon request.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITE ELECTRONIC DESIGNS CORPORATION
Date: August 31, 2009	By:	/s/ Roger A. Derse
Roger A. Derse
Chief Financial Officer